TCBI Q3 2015 Earnings

October 21, 2015





Certain matters discussed within or in connection with these materials may contain "forward-looking statements" as defined in federal securities laws, which are subject to risks and uncertainties and are based on Texas Capital's current estimates or expectations of future events or future results. These statements are not historical in nature and can generally be identified by such words as "believe," "expect," "estimate," "anticipate," "plan," "may," "will," "intend" and similar expressions. A number of factors, many of which are beyond Texas Capital's control, could cause actual results to differ materially from future results expressed or implied by our forward-looking statements. These risks and uncertainties include, but are not limited to, deterioration of the credit quality of our loan portfolio, the effects of recent declines in oil and gas prices on our customers, increased defaults and loan losses, the risk of adverse impacts from general economic conditions, volatility in the mortgage industry, competition, interest rate sensitivity and exposure to regulatory and legislative changes. These and other factors that could cause results to differ materially from those described in the forward-looking statements, as well as a discussion of the risks and uncertainties that may affect Texas Capital's business, can be found in our Annual Report on Form 10-K and other filings made by Texas Capital with the Securities and Exchange Commission. Forward-looking statements speak only as of the date of this presentation. Texas Capital is under no obligation, and expressly disclaims any obligation, to update, alter or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

TEXAS CAPITAL BANCSHARES, INC.

Opening Remarks & Financial Highlights

Strong Balanced Growth

- Good Q3-2015 growth in traditional LHI balances in continuing highly competitive C&I market
- Strong balances in mortgage finance loans ("MFLs") with continued impact from market share movement
- Growth in total deposits while maintaining strong DDA base
- Asset sensitivity position maintained at high level with extended duration of low-cost funding

Core Earnings Power

- Growth in traditional LHI continues to produce strong net revenue
- Operating leverage remains good with growth, even with continued build-out
- Business model focused on organic growth continues to demonstrate ability to produce high returns on invested capital
- Mortgage Correspondent Aggregation will be a capital efficient contributor to earnings in 2016 and beyond

Credit Quality

- Credit metrics remain favorable with some improvement in NPAs
- NCOs at 8 bps in Q3-2015, none related to energy
- High allowance coverage ratios
- Provision driven by application of methodology

Operating Results

Net Income	EPS	ROE	Total LHI	Total Deposits
$37.1 million	$0.75	9.69%	$15.9 billion	$15.2 billion

Expansion of Mortgage Finance Services

- Launched Mortgage Correspondent Aggregation ("MCA") business in our Mortgage Finance ("MF") group in late Q3-2015
  - MCA buys whole loan mortgages from current clients and mortgage correspondents, holds those loans for a short period before securitizing and selling
  - Balance of loans held for sale ("LHFS") was $1.1 million at quarter-end with yield over 4%
  - We now provide a full range of service offerings under the MF group including mortgage warehouse, MCA, Treasury Management, and other business lending with Mortgage Servicing Rights ("MSRs") financing
  - Excellent opportunity to extend our relationships with our existing client base, taking advantage of industry expertise and reputation to increase market position
- TCB performed extensive review with focus on improving the capital efficiency of our MF business
  - Increased capital efficiency as purchased whole loans are afforded lower 20% or 50% risk weight compared to current 100% for MFLs
  - Incremental risk of put-back exposure will be effectively managed and is believed to be insignificant
    - Knowledge of current customers and rigorous selection and monitoring of prospective clients selected into the program
    - Selection of loan products, application of controls focused on loan-level data integrity, and system review of each loan prior to purchase
- Market conditions have changed in the past eighteen months
  - Persistent low rates and expectation of future higher rates have driven up value of MSRs
  - Non-bank aggregators are taking advantage of adverse MSR capital treatment for banks
  - Aggressive MSR acquisition placing extreme pressure on normal fee structures



Expansion of Mortgage Finance Services (continued)

- Changes in market conditions will have a significant impact on Q4-2015 results
  - Q3-2015 and YTD net expenses of $2.5 million and $4.8 million
  - Net loss expected for Q4-2015 compared to our earlier estimate of breakeven or profitable
  - Operating improvements in core business have overcome MCA loss YTD

- Outlook for MCA
  - More guidance on balances to be provided with normal YE guidance in January
  - Opportunity for meaningful improvement in overall MF contribution with exceptional risk-adjusted returns
  - Improved risk weight of total MFL portfolio as program matures
  - Highly profitable with capturing of income historically delivered to other aggregators
    - Increased yield included in net interest income
    - Increased non-interest income, including gains on sales of loans and MSRs
  - As program matures, MCA can improve management of average and quarter-end balances, and offset adverse impact of reductions in mortgage origination volumes with rising rates
  - Will continue to manage to 25 – 33% concentration including total MFL

Energy Update

- Outstanding energy loans represented 7% of total loans, or $1.1 billion at September 30, 2015; a decrease from $1.2 billion at Q2-2015
- TCBI's energy loans primarily consist of engineered reserve-based loans to upstream E&P operators, which represented 5% of total loans at September 30, 2015
  - E&P 5% (61% oil and 39% gas)
  - Service 1% (exposure generally related to production)
  - Other 1% (cash secured, guaranteed, or secured with additional assets)
- 60% of energy is non-SNC, 40% is SNC with 12% of SNC's agented by us
- Hedging is generally required for all energy borrowers and hedge contracts are pledged to us as collateral; counterparties include investment grade multi-national companies and money center/large regional banks
  - 73% of TCBI's oil-weighted borrowers have accretive hedges (defined as $50/barrel or better floors) in place for 2016
  - Over 50% of TCBI's oil-weighted borrowers have accretive hedges in place covering at least 50% of engineered production volumes for 2016
- Borrowing bases are defined by a conservative advance percentage (generally 50 – 65%) of the NPV of expected future cash flows using future prices as one of numerous inputs
  - Additional non-producing collateral is given only minimal weighting in borrowing base determinations
  - In 2015, we assume Base Case oil and gas pricing of $47.50/bl oil and $2.75/mcf gas. We also sensitize the portfolio at $40.00/bl oil and $2.25/mcf gas
  - Over time our pricing tracks the forward strip

TEXAS CAPITAL BANCSHARES, INC.

Energy Update continued

- Energy non-accruals
  - 6/30/2015 - $36.3 million
  - 9/30/2015 - $36.9 million
- Risk grade migration will likely occur and will have an impact on provisions that reflects the duration and depth of the cycle
  - Beginning in Q4-2014 and through 2015 we have significantly increased reserves related to energy
  - Grade migration within the energy portfolio has significantly contributed to higher provisions in 2015
  - Continue to manage balances relative to borrowing bases on individual loans as needed with cash applied to debt, additional collateral, sale of production or new equity required from investors
- We continue to review opportunities for new energy loans that are logical in the current price environment
  - We expect new business opportunities to increase in Q4-2015 as operators divest properties following fall redeterminations
  - Both equity capital and seasoned management teams are available when operators begin divestitures to manage indebtedness

7

TEXAS CAPITAL BANCSHARES, INC.

Houston Market Risk Real Estate

(in thousands except % data)	Q3 2015	% of Total Houston Market Risk CRE	Q2 2015	% of Total Houston Market Risk CRE
Apartment buildings	$144,235	24%	$137,838	29%
Commercial buildings	164,405	27%	132,545	26%
Shopping center/mall buildings	96,490	16%	102,073	20%
Hotel/motel buildings	77,418	13%	65,021	12%
Manufacturing	55,239	9%	48,194	3%
Other	64,325	11%	67,200	10%
Total Houston Market Risk CRE (excluding builder finance loans)	$602,112		$552,871	
Percentage of total LHI	4%		3%	

- The above table summarizes our Houston market risk real estate portfolio, excluding loans related to our builder finance line of business
- All of the above loans were pass graded at September 30, 2015 and June 30, 2015

TEXAS CAPITAL BANCSHARES, INC.

Earning Asset & Margin Trends



Quarterly Change

NII ($MM)		NIM (%)
$142.3	Q2 2015	3.22%
.1	Increase in liquidity	(.10)
(2.0)	Decrease in LHI loan yields	(.04)
–	Increase in contribution of free funds	(.01)
.7	Increase in MF loan yields	.02
1.9	Mix shift from MF to LHI	.04
1.5	Increase in day count for Q3	–
(2.5)	Decrease in MF loans	–
–	Other	(.01)
$142.0	Q3 2015	3.12%

- Net interest income flat from Q2-2015 and growth of 13% from Q3-2014
- MFL balances, while reduced from Q2-2015, continue to benefit NII with small negative to NIM
- Traditional LHI spreads continue to show only modest erosion with competitive pressure
- Total Liquidity Assets increased to 16% of earning assets with yield of 25 bps; significantly reduces NIM, but no adverse impact on NII

TEXAS CAPITAL BANCSHARES, INC.

Loan Growth

Average Balance Trends ($B)



Total Loan Composition

($15.9 Billion at 9/30/15)



Growth Highlights

- Broad-based growth in average traditional LHI – Growth of $361.2 million (3%) from Q2-2015 and $1.9 billion (20%) from Q3-2014
- Period-end balance $260.6 million higher than Q3-2015 average balance and 19% above Q3-2014 period-end balance
- MF performance has exceeded industry trends with increase in YTD 2015 averages of 48% compared to YTD Q3-2014
- Consistent with trends, average MFLs represent 26% of total loans at Q3-2015 compared to 27% at period end

TEXAS CAPITAL BANCSHARES, INC.

Deposit Growth



Average Balance Trends ($B)

Funding Costs

Growth Highlights

- Core funding costs – deposits and borrowed funds – 17 bps for Q3-2015 compared to 16 bps at Q2-2015 and Q3-2014
- Deposit growth consistent with strategic opportunity to build deposit base
  - Minor benefit to NII
  - Impact on NIM consistent with objectives, and will fluctuate from quarter to quarter based on levels of liquidity assets and loan mix
  - Significant increase in asset sensitivity and duration of low-cost funding since Q3-2014

TEXAS CAPITAL BANCSHARES, INC.

Non-interest Expense

Efficiency Ratio Trends



* Peer data through Q2-2015 from SNL Datasource

Texas Capital —— Texas Peers* —— Top 100*

Quarterly Change

Non-interest expense ($MM)	Increase/ (Decrease)
Q2 2015	**$81.3**
Salaries and employee benefits – related to stock price changes	(1.8)
Salaries and employee benefits – continued build out	1.2
Salaries and employee benefits – performance based incentives, LTI and annual incentive pool	.3
FDIC assessment	.3
All other – includes occupancy, technology and marketing, all with some one-time and seasonal expenses	.4
Q3 2015	**$81.7**

Expense Highlights

- Small increase in efficiency ratio driven by reduction in MFLs and build-out of MCA and Wealth Management
- Continued focus on managing growth in NIE
  - Linked quarter decrease in incentive expense linked to change in stock price ($800,000 benefit for Q3-2015 compared to $1.0 million expense for Q2-2015)
  - Continued build-out including MCA and Private Wealth Management; impact of MCA expenses for Q3-2015 was $.03 per share

TEXAS CAPITAL BANCSHARES, INC.

Performance Summary - Quarterly

(in thousands)	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014
Net interest income	$ 142,048	$ 142,285	$ 130,009	$ 127,582	$ 125,661
Non-interest income	11,380	12,771	12,267	11,226	10,396
Net revenue	153,428	155,056	142,276	138,808	136,057
Provision for credit losses	13,750	14,500	11,000	6,500	6,500
Non-interest expense	81,688	81,276	76,517	74,117	71,915
Income before income taxes	57,990	59,280	54,759	58,191	57,642
Income tax expense	20,876	21,343	19,709	20,357	20,810
Net income	37,114	37,937	35,050	37,834	36,832
Preferred stock dividends	2,438	2,437	2,438	2,437	2,438
Net income available to common shareholders	$ 34,676	$ 35,500	$ 32,612	$ 35,397	$ 34,394
Diluted EPS	$ .75	$ .76	$ .70	$ .78	$ .78
Net interest margin	3.12%	3.22%	3.22%	3.56%	3.77%
ROA	.79%	.83%	.84%	1.03%	1.07%
ROE	9.69%	10.32%	9.82%	11.41%	12.11%
Efficiency	53.2%	52.4%	53.8%	53.4%	52.9%

Texas Capital Bancshares, Inc.

2015 Outlook

Business Driver	2015 Outlook v. 2014 Results	Changes since September 9, 2015
Average LHI	Upper-teens percent growth	Increased from mid to upper-teens percent growth
Average LHI – Mortgage Finance	Low-30's percent growth	Increased from mid-20's to low-30's percent growth
Average Deposits	Low to mid-30's percent growth	–
Net Interest Income	Mid-teens percent growth	Decreased from mid to high-teens percent growth
Net Interest Margin	3.40% to 3.50%, excluding effect of continued liquidity build	–
Net Charge-Offs / Provision Expense	Less than 0.20%; potential for quarterly provision in Q4-2015 consistent with Q3-2015	Decreased NCOs from 0.25%
NIE	Low to mid-teens percent growth	–
Efficiency Ratio	Low to mid-50's	–
Diluted shares	2015 will include full effect of 2014 common equity offerings	–

Asset Quality

Non-accrual loans	Q3 2015
Commercial	$ 80,198
Construction	16,749
Real estate	7,028
Consumer	–
Equipment leases	5,699
Total non-accrual loans	109,674
Non-accrual loans as % of LHI excluding MF	.95%
Non-accrual loans as % of total LHI	.69%
OREO	187
Total Non-accruals + OREO	$ 109,861
Non-accrual loans + OREO as % of loans excluding MF + OREO	0.95%
Reserve to non-accrual total LHI	1.2x

NCO / Average Traditional LHI



	2011	2012	2013	2014	2015
Combined Reserves/ Trad'l LHI	1.31%	1.15%	1.09%	1.06%	1.19%

Asset Quality Highlights

- Total credit cost of $13.8 million for Q3-2015, compared to $14.5 million in Q2-2015 and $6.5 million in Q3-2014
- NCOs $2.3 million, or 8 bps, in Q3-2015 compared to 14 bps in Q2-2015 and 3 bps in Q3-2014
- Decrease in non-accruals; NPA ratio at manageable level
- No net charge-offs related to energy; energy NPAs at $36.9 million for Q3-2015 compared to $36.3 million in Q2-2015

TEXAS CAPITAL BANCSHARES, INC.

EPS Growth


EPS Growth
(5-yr CAGR of 26%)
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$-
$1.00
$1.98
$3.00
$2.72
$0.78
$0.78
$0.71
$0.60
$0.75
$0.76
$0.70
2010
2011
2012
2013
2014
YTD Q3-2015

Stock Offerings			2,300,000 common shares August	$150 million preferred shares March	1,875,000 January 2,523,128 November common shares

Note: YTD 2015 includes the full impact of the common stock offering completed in Q4-2014

Closing Comments

- Traditional LHI growth experienced in Q3-2015 affirms our confidence in the guidance for the remainder of 2015, despite limitations on CRE and Builder Finance growth rates and uncertainty related to Energy

- Maintaining focus on credit quality and managing higher levels of non-accruals

- Lower mortgage finance average balance growth in Q3-2015 consistent with our full year 2015 guidance

- Success in building liquidity continues, compressing NIM but with minor benefit to net interest income

- Remain highly asset sensitive; well positioned to take advantage of increases in short-term rates

- MCA positioned to provide meaningful income contribution in 2016

TEXAS CAPITAL BANCSHARES, INC.

Q&A

TEXAS CAPITAL BANCSHARES, INC.

Appendix

Texas Capital Bancshares, Inc.

Average Balances, Yields & Rates - Quarterly

(in thousands)	Q3 2015		Q2 2015		Q2 2014	
	Avg. Bal.	Yield Rate	Avg. Bal.	Yield Rate	Avg. Bal.	Yield Rate
Assets						
Securities	$ 33,520	3.60%	$ 36,508	3.61%	$ 46,413	3.86%
Liquidity assets	2,845,855	.25%	2,304,422	.25%	388,855	.25%
Loans held for sale	570	4.18%	–	–	–	–
Loans held for investment, mortgage finance	3,981,731	3.03%	4,573,478	2.96%	3,452,782	3.13%
Loans held for investment	11,302,248	4.26%	10,941,029	4.32%	9,423,548	4.52%
Total loans, net of reserve	15,165,436	3.97%	15,405,421	3.95%	12,784,903	4.18%
Total earning assets	18,045,381	3.38%	17,746,351	3.47%	13,220,171	4.06%
Total assets	$18,532,227		$18,239,385		$13,629,898	
Liabilities and Stockholders' Equity						
Total interest bearing deposits	$ 8,329,583	.30%	$ 7,777,415	.29%	$ 6,856,542	.27%
Other borrowings	1,459,864	.20%	1,565,874	.16%	310,157	.20%
Total long-term debt	399,406	4.80%	399,406	4.84%	399,406	4.84%
Total interest bearing liabilities	10,188,853	.46%	9,742,695	.46%	7,566,105	.50%
Demand deposits	6,621,159		6,804,994		4,669,772	
Stockholders' equity	1,570,061		1,530,082		1,276,603	
Total liabilities and stockholders' equity	$18,532,227	.25%	$18,239,385	.24%	$13,629,898	.28%
Net interest margin		3.12%		3.22%		3.77%
Total deposits and borrowed funds	$16,410,606	.17%	$16,148,283	.16%	$11,836,471	.16%
Loan spread		3.80%		3.79%		4.02%

Average Balance Sheet – Quarterly

(in thousands)	QTD Average			Q3/Q2 % Change	YOY % Change
	Q3 2015	Q2 2015	Q3 2014		
Total assets	$18,532,227	$18,239,385	$13,629,898	2%	36%
Loans held for investment	11,302,248	10,941,029	9,423,548	3%	20%
Loans held for investment, mortgage finance	3,981,731	4,573,478	3,452,782	(13)%	15%
Total loans held for investment	15,283,979	15,514,507	12,876,330	(1)%	19%
Liquidity assets	2,845,855	2,304,422	388,855	23%	632%
Demand deposits	6,621,159	6,804,994	4,669,772	(3)%	42%
Total deposits	14,950,742	14,582,409	11,526,314	3%	30%
Stockholders' equity	1,570,061	1,530,082	1,276,603	3%	23%

TEXAS CAPITAL BANCSHARES, INC.

Period End Balance Sheet

(in thousands)	Period End			Q2/Q1 % Change	YOY % Change
	Q3 2015	Q2 2015	Q2 2014		
Total assets	$18,665,995	$17,817,338	$14,268,561	5%	31%
Loans held for investment	11,562,828	11,123,325	9,686,422	4%	19%
Loans held for investment, mortgage finance	4,312,790	4,906,415	3,774,467	(12)%	14%
Total loans held for investment	15,875,618	16,029,740	13,460,889	(1)%	18%
Liquidity assets	2,345,192	1,337,364	427,199	75%	449%
Demand deposits	6,545,273	6,479,073	4,722,479	1%	39%
Total deposits	15,165,345	14,188,276	11,715,808	7%	29%
Stockholders' equity	1,590,051	1,554,529	1,297,922	2%	23%

TEXAS CAPITAL BANCSHARES, INC.